Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-122208
Prospectus Supplement
Number 4
14,032,896 Shares
Great Wolf Resorts, Inc.
Common Stock
        This prospectus supplement relates to the public offering of up to 14,032,896 shares of common stock by some of our existing shareholders, as described in the prospectus dated May 11, 2005, as supplemented from time to time, which we refer to as the prospectus. This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.
       You should carefully consider the risk factors described beginning on page 12 of the accompanying prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is July 28, 2005.
Recent Developments
      On July 28, 2005, we announced our results of operations for the three and six months ended June 30, 2005. For the quarter ended June 30, 2005, we reported (amounts in thousands, except per share data):

Net income (loss)	$(2,533)
Net income (loss) per diluted share	$(0.08)
Revenues	$26,032

      Operating statistics for our portfolio of resorts for the quarter were as follows:

		Same Store Comparison (a)

	All Properties			Increase (Decrease)

	Q2 2005	Q2 2005	Q2 2004	$	%

Occupancy	58.7%	60.2%	66.8%	N/A	(9.9)%
ADR	$195.92	$193.45	$200.81	$(7.36)	(3.7)%
RevPAR	$115.05	$116.48	$134.04	$(17.56)	(13.1)%
Total RevPOR	$297.52	$281.52	$290.11	$(8.59)	(3.0)%
Total RevPAR	$174.72	$169.52	$193.65	$(24.13)	(12.5)%

(a)	Same store comparison includes properties that were open for the full periods in 2004 and 2005.

Key Financial Data
      As of June 30, 2005, we had:

•	Total cash and cash equivalents of $34.3 million

•	Total secured debt of $105.3 million

•	Total unsecured debt of $51.5 million

•	Weighted average cost of total debt of 7.4 percent

•	Weighted average debt maturity of 15 years

Great Wolf Resorts, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2005	2005

Revenues:
Rooms	$17,023	$35,099
Food and beverage	4,576	9,334
Other resort operations	4,433	8,595

Total revenues	26,032	53,028

Operating expenses:
Resort departmental expenses	11,165	20,835
Selling, general and administrative	7,246	14,484
Property operating costs	3,776	7,136
Debt extinguishment costs	—	2,116
Pre-opening costs for resorts under development	651	3,348
Depreciation and amortization	5,804	10,814

Total operating expenses	28,642	58,733

Operating income (loss)	(2,610)	(5,705)
Interest income	(356)	(648)
Interest expense	1,968	3,024

Income (loss) before income taxes	(4,222)	(8,081)
Income tax expense (benefit)	(1,689)	(3,223)

Net income (loss)	$(2,533)	$(4,858)

Net income (loss) per share:
Basic	$(0.08)	$(0.16)
Diluted	$(0.08)	$(0.16)
Weighted average common shares outstanding:
Basic	30,133	30,133
Diluted	30,133	30,133

Great Wolf Resorts, Inc.
Operating Statistics (2)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Wisconsin Dells:
Occupancy	54.4%	59.4%	59.8%	61.9%
ADR	$167.83	$174.65	$180.34	$181.95
RevPAR	$91.26	$103.69	$107.79	$112.58
Total RevPOR	$246.17	$251.23	$264.14	$260.84
Total RevPAR	$133.86	$149.16	$157.89	$161.39
Sandusky:
Occupancy	55.9%	70.8%	63.3%	72.3%
ADR	$208.25	$227.01	$220.94	$227.90
RevPAR	$116.51	$160.81	$139.88	$164.87
Total RevPOR	$300.98	$319.06	$316.04	$324.28
Total RevPAR	$168.39	$226.01	$200.09	$234.59
Traverse City:
Occupancy	66.4%	71.7%	74.6%	72.5%
ADR	$203.72	$220.40	$215.01	$222.38
RevPAR	$135.20	$158.02	$160.34	$161.26
Total RevPOR	$298.97	$317.41	$313.17	$321.43
Total RevPAR	$198.41	$227.56	$233.54	$233.09
Kansas City:
Occupancy	64.6%	66.0%	67.0%	63.6%
ADR	$194.23	$178.28	$207.44	$185.92
RevPAR	$125.46	$117.62	$138.98	$118.20
Total RevPOR	$280.09	$268.95	$296.79	$279.39
Total RevPAR	$180.92	$177.44	$198.84	$177.62
Sheboygan:
Occupancy	54.3%	—	56.8%	—
ADR	$152.31	—	$156.19	—
RevPAR	$82.75	—	$88.75	—
Total RevPOR	$317.85	—	$323.01	—
Total RevPAR	$172.69	—	$183.54	—
Williamsburg:
Occupancy	55.7%	—	55.6%	—
ADR	$231.88	—	$232.60	—
RevPAR	$129.26	—	$129.27	—
Total RevPOR	$351.02	—	$350.88	—
Total RevPAR	$195.67	—	$195.00	—
We define our operating statistics as follows:
      Occupancy is calculated by dividing total occupied rooms by total available rooms.
      Average daily rate (ADR) is the average daily room rate charged and is calculated by dividing total rooms revenue by total occupied rooms.
      Revenue per available room (RevPAR) is the product of (a) occupancy and (b) ADR.
      Total revenue per occupied room (Total RevPOR) is calculated by dividing total resort revenue (including revenue from rooms, food and beverage, and other amenities) by total occupied rooms.
      Total revenue per available room (Total RevPAR) is the product of (a) occupancy and (b) Total RevPOR.